# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: QHSLab, Inc., CIK 0000856984
CUSIP: 90350R107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 901 NORTHPOINT PARKWAY, SUITE 302, WEST PALM BEACH, Florida (FL), 33407
Date of event which requires filing of this statement: 08/26/2026
Amends the filing with accession number 0002130246-26-000001
Filed by CIK 0002130246
Persons authorized to receive notices and communications: Marvin Smollar Family Trust, 16469 Bridlewood Circle, Delray Beach, Florida (FL), 33445, 312-648-6800

## Reporting persons
- Marvin Smollar Family Trust dtd 2/13/2023 (CIK 0002130246): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Amendment No 1 amends and supplements the Schedule 13D filed with the commision on April 27, 2026 by the Marvin Smollar Family Trust dtd 2/13/2023 with respect to the Common Stock of QHSLab, Inc. Row 9 of the cover page to the original Schedule 13D reported sole dispositive power of 226,280 shares. The correct figure was 2,226,280 consistent with Rows 7 and 11 and with Item 5b of the original filing. Capitalized terms used but not defined herein have the meanings given in the original Schedule 13D

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: QHSLab, Inc.
Address of issuer's principal executive offices: 901 NORTHPOINT PARKWAY, SUITE 302, WEST PALM BEACH, Florida (FL), 33407

## Item 2. Identity and Background
Name of person filing: This Schedule 13D Amendment is filed by Marvin Smollar Family Trust dated February 13, 2023 (the "Trust" or "Reporting Person"). The Trust is an irrevocable trust arising upon the death of its grantor Marvin Smollar on November 27, 2025. The successor trustees of The Trust are Justin Smollar and Jeremy Smollar (together, the "Trustees").
Residence or business address: The address of the principal office of the Trust, and the business address of each Trustee is: 16469 Bridlewood Circle, Delray Beach, Florida 33445.
Present principal occupation or employment: Neither Trustee is an officer, director or employee of the Issuer.
Criminal convictions in the last five years: Neither the Trust nor either Trustee has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither the Trust nor either Trustee has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each Trustee is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 is not amended.

## Item 4. Purpose of Transaction
Purpose of transaction: As disclosed on the original 13D, the Trust held the shares of Common Stock solely for purposes of estate administration and intended to distribute all such shares pursuant to the terms of the Trust instrument and applicable estate administration procedures. On August 26, 2026 the Trust completed that distribution. All 2,226,280 shares of Common Stock were distributed in equal parts, 1,113,140 shares each, to the Justin B. Smollar Irrevocable Trust dtd 2/13/2023 and Jeremy L. Smollar Irrevocable Trust dtd 2/13/2023, each a beneficiary trust under the terms of Trust instrument. No consideration was paid in connection with the distribution. Following the distribution, the Trust holds no shares of Common Stock and has ceased to be the beneficial owner of more than 5% class. The reporting person has no plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Trust no longer holds shares of Common Stock, percentage of class of securities is zero.
Number of shares as to which each person has sole or shared power to vote or dispose: The Trust has no sole or shared voting power or no sole or shared dispositive power with respect to any shares of Common Stock.
Transactions in the class effected during the past sixty days: On August 26, 2026, the Trust distributed all 2,226,280 shares of Common Stock in equal parts, 1,113,140 shares each, to the Justin B. Smollar Irrevocable Trust dtd 2/13/2023 and Jeremy L. Smollar Irrevocable Trust dtd 2/13/2023, pursuant to the terms of the Trust instrument and applicable estate adminstration procedures. No consideration was paid. Other than the foregoing, the Reporting Person has not effected any transaction in the Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: August 26, 2026

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Marvin Smollar Family Trust dtd 2/13/2023: Justin B. Smollar, Trustee on behalf of Marvin Smollar Family Trust dtd 2/13/2023 (09/04/2026)